Exhibit 99.4

DESCRIPTION OF

EXCEL TRANSACTION DOCUMENTS

On August 19, 2014, Star Bulk Carriers Corp. (the “Company”) entered into definitive agreements relating to the acquisition of 34 dry bulk carrier vessels (the “Excel Vessels”) from Excel Maritime Carriers, Ltd. (“Excel”) for an aggregate of 29,917,312 common shares (the “Excel Vessel Share Consideration”) and $288.4 million in cash (collectively, the “Excel Transactions”). The Excel Vessels will be transferred to the Company in a series of closings, on a vessel-by-vessel basis, in general upon reaching port after their current voyages and cargoes are discharged. In the case of three Excel Vessels (Christine (tbn Star Martha), Sandra (tbn Star Pauline) and Lowlands Beilun (tbn Star Despoina)), which are being transferred subject to existing charters, the Company will receive the outstanding equity interests of the vessel-owning subsidiaries (the “Chartered Companies”) that own those Excel Vessels (although no liabilities of such vessel-owning subsidiaries will be transferred). The Company expects to complete all of the Excel Vessel closings by the end of 2014. As of September 5, 2014, five of the Excel Vessels have already been transferred to the Company.

Entities affiliated with Oaktree (the “Oaktree Excel Investors”) and entities affiliated with Angelo, Gordon & Co. (the “Angelo, Gordon Excel Investors”) are holders of 48.1% and 24.3%, respectively, of the outstanding equity of Excel. The Excel Transactions were approved by the disinterested members of the Company’s board of directors, based upon the recommendation of a transaction committee of disinterested directors, which considered the Excel Transactions on the Company’s behalf in coordination with its management team. The total consideration was determined based on the average of three vessel appraisals by independent vessel appraisers.

At the transfer of each Excel Vessel, the Company will pay the cash and share consideration for such Excel Vessel to Excel. Excel will use the cash consideration to cause an amount of outstanding indebtedness under its senior secured credit agreement to be repaid, such that all liens and obligations with respect to the transferred Excel Vessel (or vessel-owning subsidiary) are released upon the transfer to the Company. The Company has been informed that Excel expects to distribute the Excel Vessel Share Consideration to its equityholders, including the Oaktree Excel Investors and the Angelo, Gordon Excel Investors.

Giving effect to the completion of the Excel Transactions (which the Company expects to occur by the end of 2014), and assuming the full distribution of the Excel Vessel Share Consideration to Excel’s equityholders, Oaktree will beneficially own 57.3% of the Company’s outstanding common shares, and the Angelo Gordon Investors will beneficially own 7.8% of the Company’s outstanding common shares. As a result of the issuance of the Excel Vessel Share Consideration, entities owned or controlled by the members of the family of Mr. Petros Pappas will beneficially own 9.3% of the Company’s outstanding common shares.

Vessel Purchase Agreement

General

The Vessel Purchase Agreement, in addition to the applicable memorandum of agreement (each, an “MOA”) applicable to each vessel delivery other than those owned by the Chartered Companies, governs the terms and conditions of the Excel Transactions.

The following is a summary of the material terms of the Vessel Purchase Agreement. The description may not contain all of the information that may be important to you and is qualified in its entirety by reference to the Vessel Purchase Agreement, which is included as Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 3, 2014 and incorporated herein by reference. The Company urges you to read the entire Vessel Purchase Agreement carefully.

Purchase Price Adjustments

The cash consideration for each vessel will be adjusted to account for prepaid revenues, fees and any other amounts received by Excel or its subsidiaries under charters received on account of periods on or after the applicable closing, and any further amounts owed by the Company pursuant to the terms of the applicable MOA.

If the closing of the sale of the Chartered Companies occurs prior to or after certain specified dates, the cash consideration will be increased or decreased, respectively, by an amount equal to (x) the gross revenues earned by such Chartered Company’s vessel from the voyage allocable to each day prior to or after such specified date, if any, less (y) the applicable chartered vessel’s operating expenses so allocable to each such day of early delivery or delay, as applicable.

Representations and Warranties

The Vessel Purchase Agreement has been furnished to the SEC to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, Excel or any of their respective affiliates or businesses. The representations, warranties, covenants and agreements contained in the Vessel Purchase Agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Vessel Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and security holders are not third-party beneficiaries under the Vessel Purchase Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Excel or any of their respective affiliates or businesses. Moreover, the assertions embodied in the representations and warranties contained in the Vessel Purchase Agreement are qualified by information in confidential disclosure letters that the parties have exchanged. Accordingly, investors and security holders should not rely on the representations and warranties as characterizations of the actual state of facts of the Company, Excel or any of their respective affiliates or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Vessel Purchase Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

The Company made representations and warranties generally qualified by, among other things, filings by the Company with the SEC that are publicly available during the period beginning on January 1, 2013 and ending five days prior to the date of the Vessel Purchase Agreement and a confidential disclosure letter containing non-public information. Some of these representations and warranties were made as of specified dates. The representations and warranties made by the Company relate to, among other things:

•	organization, existence and good standing;

•	power and authority to enter into the Vessel Purchase Agreement;

•	the enforceability of the Vessel Purchase Agreement;

•	consents required by governmental authorities;

•	the absence of breaches, violations, defaults or conflicts with, or any consents required by, their respective governing documents, laws or certain contracts as a result of entering into the Vessel Purchase Agreement and consummating the transactions contemplated therein and the performance of their obligations thereunder;

•	capitalization;

•	SEC filings of the Company and the Company’s disclosure controls and procedures and internal control over financial reporting;

•	compliance with GAAP in the preparation of financial statements and the fair presentation of the financial condition of the Company and its subsidiaries;

•	the absence of a material adverse effect on the Company since December 31, 2013;

•	fees and commissions in connection with the Vessel Purchase Agreement and the transactions contemplated thereby; and

•	absence of pending or threatened litigation.

A “material adverse effect” means, for purposes of the Vessel Purchase Agreement, when used with respect to the Company, any change, effect, event, occurrence, or development that, individually or in the aggregate, (a) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities or results of operations of the Company and the Company’s subsidiaries, taken as a whole, excluding any change, effect, event, occurrence, or development resulting from (i) changes in applicable law or GAAP after the date hereof, (ii) changes in the global financial or securities markets or general global economic or political conditions, (iii) changes or conditions generally affecting the industry in which the Company and its subsidiaries operate, (iv) acts of war, sabotage, terrorism or natural disasters, or (v) the announcement or consummation of the transactions contemplated by the Vessel Purchase Agreement; provided that the effect of any matter referred to in clauses (i), (ii), (iii), or (iv) shall only be excluded to the extent that such matter does not disproportionately affect the Company and the Company’s subsidiaries, taken as a whole, relative to other entities operating in the industry in which the Company and the Company’s subsidiaries operate, or that has or would reasonably be expected to materially impair the ability of the Company or the Company’s subsidiaries to perform their respective obligations under the Vessel Purchase Agreement or the ancillary agreements related thereto or materially delay the ability of the Company or its subsidiaries to consummate the transactions contemplated by the Vessel Purchase Agreement or such ancillary agreements.

Excel made representations and warranties generally qualified by, among other things, matters disclosed in a confidential disclosure letter containing non-public information. Some of these representations and warranties were made as of specified dates. The representations and warranties made by Excel relate to, among other things:

•	ownership and title to the equity of the entities that own the vessels Christine (tbn Star Martha), Sandra (tbn Star Pauline) and Lowlands Beilun (tbn Star Despoina) (collectively, the “Chartered Companies”);

•	organization, existence and good standing;

•	power and authority to enter into the Vessel Purchase Agreement;

•	the enforceability of the Vessel Purchase Agreement;

•	consents required by governmental authorities;

•	the absence of breaches, violations, defaults or conflicts with, or any consents required by, their respective governing documents, laws or certain contracts as a result of entering into the Vessel Purchase Agreement and consummating the transactions contemplated therein and the performance of their obligations thereunder;

•	fees and commissions in connection with the Vessel Purchase Agreement and the transactions contemplated thereby; and

•	absence of pending or threatened litigation.

The representations and warranties made by Excel with respect to the vessels and the entities that the own the vessels Christine (tbn Star Martha), Sandra (tbn Star Pauline) and Lowlands Beilun (tbn Star Despoina) relate to, among other things:

•	organization, existence and good standing;

•	qualification to do business;

•	capitalization of the Chartered Companies;

•	no subsidiaries of the Chartered Companies;

•	authority of Excel to cause its applicable subsidiaries to consummate the transactions contemplated by the Vessel Purchase Agreement and the ancillary agreements related thereto to which such subsidiary is a party, and to cause such subsidiaries to perform its obligations thereunder;

•	assets and liabilities of the Chartered Companies;

•	the absence of liens (other than certain permitted liens) on the vessels owned by the Chartered Companies;

•	material contracts, agreements and instruments, and the performance of obligations and absence of any material default thereunder with respect to the Chartered Companies;

•	compliance with laws, orders, and permits; and

•	the accuracy of information provided to the Company specifically for use in documents required to be filed or furnished by the Company with or to the SEC or disseminated to its stockholders in connection with the transactions contemplated by the Vessel Purchase Agreement.

Termination

The obligations of the Company and Excel to consummate the sale of any vessel may be terminated prior to the applicable closing of such vessel sale by mutual written agreement of the Company and Excel or by either the Company or Excel if there is any order that prohibits the consummation of such vessel sale and such prohibition shall have become nonappealable.

In the case of a sale of any of the Chartered Companies, the obligations to consummate the sale of such Chartered Company will terminate automatically upon a total loss of the vessel owned by such Chartered Company.

In addition, the obligations to consummate a vessel sale may be terminated by either the Company or Excel if:

•	there has been an inaccuracy in or breach by the other party or its subsidiary of any representation or warranty, or breach or default of any covenant or agreement contained in the Vessel Agreement, the applicable MOA or any certificate delivered pursuant thereto such that conditions to closing with respect to such sale would be incapable of being satisfied, or in the case of a breach or default of a covenant or agreement, if curable, has not been cured within 30 days after notice thereof; provided, that the breaching party may not be the terminating party;

•	in the case of a sale of a vessel not owned by a Chartered Company, in accordance with the terms of the applicable MOA governing such sale or if any one or more of the conditions set forth in the Vessel Purchase Agreement to consummate such sale (other than those that by their nature are to be satisfied at the applicable closing) have not been fulfilled as of December 31, 2014, subject to extension in accordance with the applicable MOA; provided, however, that the party whose conduct substantially results in the failure of such condition in the applicable MOA or the Vessel Purchase Agreement to be fulfilled may not be the terminating party; and

•	in the case of a sale of a Chartered Company, if any one or more of the conditions set forth in in the Vessel Purchase Agreement (other than those that by their nature are to be satisfied at the applicable Closing) with respect to such sale has not been fulfilled as of December 31, 2014, subject to extension in accordance with the terms of the MOA had the vessel owned by such Chartered Company been sold directly to the Company and subject to extension in accordance with the terms of the Vessel Purchase Agreement; provided, however, that the party whose conduct substantially results in the failure of such condition in the applicable MOA or the Vessel Purchase Agreement to be fulfilled may not be the terminating party.

If the applicable subsidiary of the Company does not take delivery of a vessel within the period or on the date specified in clause 5 of the MOA applicable to such vessel sale (when Excel’s subsidiaries is prepared to deliver it in compliance with the requirements of the MOA and absent any force majeure event preventing performance by the Company’s subsidiary), then the Company shall pay, for each day of delay in taking delivery, the following penalty amount in cash (for Handymax Vessels- $6,000 per day, for Panamax Vessels- $7,000 per day, for Kamsarmax Vessels- $8,000 per day, and for Capesize Vessels- $13,000 per day), with such penalty continuing for up to ten (10) days. If the applicable subsidiary of the Company takes delivery on or before the last day of such ten (10)-day period in accordance with the terms of the MOA, such penalty amounts shall constitute liquidated damages. From and after such ten (10)-day period, in addition to any remedies at law or in equity, including, without limitation, any rights to specific performance under the Vessel Purchase Agreement, the applicable subsidiary of Excel shall have the right to cancel the MOA and seek damages for its losses, including incidental, consequential, special or indirect damages (but excluding punitive damages), including loss of future revenue or income, loss of business reputation or opportunity, or diminution of value, caused thereby in accordance with the provisions of the MOA and applicable law. Unless the applicable subsidiary of Excel shall have exercised the right to cancel the MOA, the applicable closing shall occur at the end of such 10-day period in accordance with the terms of the MOA, notwithstanding the fact that the Company shall have paid any penalty.

Indemnification

The representations and warranties contained in the Vessel Purchase Agreement, in the MOAs and in any certificate or other writing delivered pursuant thereto shall not survive the closing of the applicable sale of a vessel or of a Chartered Company, except that certain fundamental representations of Excel (including with respect to Excel’s title to the interests of the Chartered Companies and its other ship-owning subsidiaries, organization, existence and good standing, power and authority, enforceability of the Vessel Purchase Agreement, and fees and commissions in connection with the Vessel Purchase Agreement, and in respect of the vessels and the Chartered Companies as to organization and authorization, qualification, capitalization, assets and liabilities of the Chartered

Companies and contracts of the Chartered Companies), certain fundamental representations and warranties of the Company (including with respect to organization, qualification and corporate power, authorization, capitalization and fees and commissions in connection with the Vessel Purchase Agreement) will survive for six months after the final closing under the Vessel Purchase Agreement (the “Survival Date”). In addition, the representation in each MOA with respect to encumbrances will survive the applicable closing pursuant to such MOA in accordance with the terms of the MOA and the representation with respect to the absence of liens (other than certain permitted liens) on the vessels owned by the Chartered Companies will survive each applicable closing. Each of the covenants and agreements set forth in the Vessel Purchase Agreement that were to be performed on or prior to the applicable closing will survive until the Survival Date (other than the covenants of Excel with respect to pre-closing insurance coverage, which shall survive indefinitely), but the covenants and agreements contained in the Vessel Purchase Agreement requiring performance after an applicable closing shall survive the applicable closing in accordance with their terms.

Subject to the limitations set forth in the Vessel Purchase Agreement, from and after the applicable closing of each vessel sale, Excel shall indemnify, save, and keep the Company, its subsidiaries (including the Chartered Companies) and each of their respective officers, directors, managers, partners, members, agents, representatives, successors, assigns and employees harmless against and from all damages sustained or incurred by any such indemnified persons as a result of, or arising out of, the breach or inaccuracy of such fundamental representations as of the date of the applicable closing (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) and any breach of any covenant or agreement made by under the Vessel Purchase Agreement (subject to certain exceptions), prior to the date of the applicable closing. Additionally, the Company shall indemnify, save, and keep each of Excel, its subsidiaries, affiliates and each of their respective officers, directors, managers, partners, members, agents, representatives, successors, assigns and employees harmless against and from all damages sustained or incurred by any such indemnified person as a result of, or arising out of, the breach or inaccuracy of, as of the date of the applicable closing (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) such fundamental representations or any breach of any covenant or agreement made by the Company or any of its subsidiaries under the Vessel Purchase Agreement (subject to certain exceptions).

The calculation of damages with respect to any indemnification payments will take into account the interests held by Excel and its affiliates in the Company, and no indemnified person is entitled to be indemnified for special, consequential (including diminution in value, lost profits, lost revenues, business interruptions, or loss of business opportunity or reputation), indirect, multiple, punitive or other similar damages, except as finally awarded by a court of competent jurisdiction and actually paid to a third party pursuant to a third party claim. Excel’s liability for any damages shall be satisfied solely and exclusively from the Subject Shares (as defined below) then held by it on or prior to the Survival Date, and in no event shall any such damages, other than from the Subject Shares, be payable by Excel.

Except with respect to fraud, post-closing claims related solely and exclusively to Clause 9 of each MOA and made pursuant thereto (which shall be entitled to the remedies available under such MOA) or the representation with respect to the absence of liens (other than certain permitted liens) on the vessels owned by the Chartered Companies of the Vessel Purchase Agreement and parties’ rights to specific performance as set forth in the Vessel Purchase Agreement, the indemnification provisions set forth in the Vessel Purchase Agreement are the sole and exclusive remedy of the parties to the Vessel Purchase Agreement following the applicable closing for any and all breaches or alleged breaches of any representations, warranties, covenants or agreements (whether written or oral) of the parties and for any and all other claims arising under, out of or related to the Vessel Purchase Agreement, or the negotiation or execution thereof.

Retention of Shares

Excel has agreed that, without the prior written consent of the Company (which consent may be withheld in its sole discretion), except as set forth in the exception listed below, it will not, directly or indirectly, during the period beginning on the date of the Vessel Purchase Agreement and ending on the Survival Date, (i) offer, issue, assign, pledge, hypothecate, grant a security interest in, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale, or otherwise transfer, encumber or dispose of any of the Subject Shares (as defined below) or (ii) enter into any swap or other agreement or arrangement (including a monetization arrangement or hedging or similar transaction) that transfers, in whole or in part, any of the economic consequences of ownership of the Subject Shares, whether any such transaction described in clause (i) or (ii) above (each, a “Transfer”) is to be settled by delivery of common shares or other securities convertible into common shares, in cash or otherwise; provided, however, that, if at the Survival Date there is an outstanding claim for indemnification pursuant the Vessel Purchase Agreement, a number of Subject Shares reasonably sufficient to satisfy such claim shall be retained by Excel and remain subject to the foregoing restrictions until such claim is resolved.

As used in the Vessel Purchase Agreement, “Subject Shares” means as of any date of determination, a number of shares of common stock of the Company equal to (i) the excess of (x) (A) $2,500,000 multiplied by (B) (I) the aggregate value of the consideration delivered at all closings under the Vessel Purchase Agreement to such date over (II) the aggregate value of all consider being delivered under the Vessel Purchase Agreement over (y) the aggregate amount of any cash payments made by Excel pursuant to the indemnification provisions of the Vessel Purchase Agreement as of such date (ii) divided by the average of the volume weighted average price per share of the Company’s common stock on Nasdaq (as reported on Bloomberg or, if not reported thereby, another alternative source as reasonably agreed by the Company and Excel) for the five (5) consecutive trading days ending on and including the date of the Vessel Purchase Agreement (this clause (y), the “Buyer Stock Volume-Weighted Average Price”).

Notwithstanding the foregoing, Excel may Transfer all or a portion of the Subject Shares without the Company’s prior written consent if either (i) the greater of (x) the net proceeds received upon the Transfer of such Subject Shares and (y) the Buyer Stock Volume-Weighted Average Price multiplied by the number of such Subject Shares, is placed by Excel into an escrow account reasonably acceptable to the Company until the Survival Date to satisfy the Sellers’ indemnification obligations pursuant to the Vessel Purchase Agreement or (ii) Excel causes to be delivered to the Company a guaranty of its indemnification obligations pursuant to the Vessel Agreement from a person with liquidity characteristics and a net worth reasonably satisfactory to Company, which guaranty shall be in form and substance reasonably satisfactory to the Company. Substantially concurrently with the delivery of such guaranty, the parties to the Vessel Purchase will cause any amounts placed by Excel into escrow pursuant to the preceding clause (i) to be released to Excel.

Amendment No. 1 to Registration Rights Agreement

The following is a summary of the material terms of Amendment No. 1 to the Registration Rights Agreement. The description may not contain all of the information that may be important to you and is qualified in its entirety by reference to Amendment No. 1 to the Registration Rights Agreement, which is included as Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on September 3, 2014 and incorporated herein by reference. The Company urges you to read Amendment No.1 to the Registration Rights Agreement carefully.

On July 11, 2014, the Oaktree Seller, the Pappas Seller, certain stockholders of the Company affiliated with Monarch Alternative Capital LP (the “Monarch Stockholders”) and certain affiliates thereof entered into the Registration Rights Agreement. Pursuant to the terms of the Registration Rights Agreement, the Company had, among other things, committed to prepare and a registration statement within 30 days after the closing date of the July 2014 Transactions covering the resale of shares owned by such stockholders (which was filed on August 5, 2014). On August 28, 2014, the Company, the Oaktree Seller, the Monarch Stockholders, Excel Maritime Holding Company LLC (“Excel Holding”) and certain holders of equity interests in Excel (such holders, the “Excel Holders”) entered into an Amendment to the Registration Rights Agreement. Pursuant to the terms of the Amendment to the Registration Rights Agreement, the Company has, among other things, committed to prepare and file a resale registration statement within 30 days after the initial closing date of the transactions contemplated under the Vessel Purchase Agreement, dated as of August 19, 2014, by and between the Company and Excel. The resale registration statement shall cover the resale of shares owned by the stockholders party to the Registration Rights Agreement as well as certain new stockholders of the Company (the “New Holders”), which shall consist of, (i) immediately following the initial closing of the Excel Transactions, Excel, (ii) after the distribution of Company shares by Excel to Excel Holding, Excel Holding, and (iii) after the distribution of Company shares by Excel Holding to the Excel Holders based on their pro rata ownership of equity interests in Excel Holding, the Excel Holders that are party to the Amendment to the Registration Rights Agreement.

In addition, the Registration Rights Agreement, as amended, also provides the Oaktree Seller and its affiliates with certain demand registration rights and provides the Oaktree Seller, Pappas Seller, the Monarch Stockholders, the New Holders and certain affiliates thereof with certain shelf registration rights in respect of any common shares of the Company held by them, subject to certain conditions, including those shares acquired pursuant to the July 2014 Transactions and the Excel Transactions.

The Company is required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, if any, attributable to the sale of any holder’s securities pursuant to the Registration Rights Agreement. The Registration Rights Agreement includes customary indemnification provisions in favor of the stockholders party thereto, any person who is or might be deemed a control person (within the meaning of the Securities Act, and the Exchange Act and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or relating to any filing or other disclosure made by us under the securities laws relating to any such registration.

Excel Vessel Bridge Facility

The following is a summary of the material terms of the Excel Vessel Bridge Facility. The description may not contain all of the information that may be important to you and is qualified in its entirety by reference to the Excel Vessel Bridge Facility, which is included as Exhibit 99.3 to the Report on Form 6-K furnished by the Company to the SEC on September 3, 2014 and incorporated herein by reference. The Company urges you to read the entire Excel Vessel Bridge Facility carefully.

On August 19, 2014, the Company, through Unity Holding LLC, a direct subsidiary of the Company (“Unity”), entered into that 231.0 million Senior Secured Credit Agreement, dated August 19, 2014, among Unity, as Borrower, the initial lenders named therein, as Initial Lenders, and the other lenders from time to time party thereto, as Lenders, and Wilmington Trust, National Association, as Administrative Agent (the “Excel Vessel Bridge Facility”). The initial lenders under the Excel Vessel Bridge Facility are entities affiliated with Oaktree and entities affiliated with Angelo, Gordon & Co.

The Company expects to use cash on hand, together with borrowings under the “Excel Vessel Bridge Facility” to fund the cash consideration for the Excel Vessels.

Unity, is the borrower under the Excel Vessel Bridge Facility, and the Company is, and each individual vessel-owning subsidiary of Unity (with one exception) will be, a guarantor. The Excel Vessel Bridge Facility matures on February 28, 2016, with mandatory prepayments of $6.0 million each due in March, June and September 2015. Outstanding amounts under the Excel Vessel Bridge Facility bear interest at a rate equal to LIBOR (based on a one month interest period) plus an applicable margin of either 5.00% per annum through February 28, 2015 and 6.00% per annum thereafter.

The Excel Vessel Bridge Facility will be secured by 33 of the Excel Vessels acquired by the Company as well as related bank accounts, earnings and insurance proceeds and the equity of each vessel-owning subsidiary of Unity. The Excel Vessels are divided into 22 “Core Collateral Vessels” and 11 “Non-Core Collateral Vessels.” As of September 5, 2014, five of the Excel Vessels had been delivered to the Company, and $29.2 million of borrowings were outstanding under the Excel Vessel Bridge Facility.

The Excel Vessel Bridge Facility contains customary affirmative and negative covenants applicable to Unity and its subsidiaries, including limitations on the incurrence of additional indebtedness and guarantee obligations, the incurrence of liens, fundamental changes, asset sales, transactions with affiliates and investments. The Excel Vessel Bridge Facility contains customary events of default.

The Excel Vessel Bridge Facility requires Unity and its subsidiaries to maintain in pledged accounts a minimum amount of cash or cash equivalents in an aggregate amount of not less than (i) $500,000 multiplied by (ii) the number of Excel Vessels securing the Excel Vessel Bridge Facility at such time. The Excel Vessel Bridge Facility also requires Unity to maintain a ratio of (i) the aggregate outstanding principal amount of loans under the Excel Vessel Bridge Facility to (ii) the aggregate fair market value of the Core Collateral Vessels at such time of not greater than 0.75 to 1.0.

The Excel Vessel Bridge Facility also contains a restriction on distributions and other payments by Unity with various customary exceptions, including the ability to pay distributions to its members so long as:

•	no default or event of default shall have occurred and be continuing or would result from such payment;

•	on a pro forma basis after giving effect to such payment, Unity is in compliance with its financial maintenance covenants; and

•	either:

(1) if the distribution is being made using the proceeds of a vessel disposition, (A) 25% of the net cash proceeds from sales of Core Collateral Vessels and (B) 100% of the net cash proceeds from sales of Non-Core Collateral Vessels may be distributed, in each case, within 5 Business Days of receipt, to the extent that the ratio of (x) the aggregate outstanding principal amount of loans under the Excel Vessel Bridge Facility (after taking account of mandatory prepayments) to (y) the aggregate fair market value of the Core Collateral Vessels is not greater than 0.55 to 1.00; or

(2) if the distribution is being made from other sources, on a pro forma basis after giving effect to such payment, (x) the aggregate outstanding principal amount of loans under the Excel Vessel Bridge Facility (after taking account of mandatory prepayments) to (y) the aggregate fair market value of the Core Collateral Vessels is not greater than 0.70 to 1.00.